File No. 70-8755


               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549

                       AMENDMENT NO. 1 TO

                            FORM U-1

                     APPLICATION-DECLARATION
               WITH RESPECT TO THE FORMATION OF A
       JOINT VENTURE ENERGY CONSERVATION SERVICES COMPANY

                              UNDER

     THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 ("ACT")

              EASTERN UTILITIES ASSOCIATES ("EUA")
           P.O. Box 2333, Boston, Massachusetts  02107

               EUA COGENEX CORPORATION ("COGENEX")
           P.O. Box 2333, BOSTON, MASSACHUSETTS  02107

            (Name of companies filing this statement and address of principal executive office)

                  EASTERN UTILITIES ASSOCIATES
   (Name of top registered holding company parent of applicant or declarant)

               CLIFFORD J. HEBERT, JR., TREASURER
                  EASTERN UTILITIES ASSOCIATES
           P.O. Box 2333, BOSTON, MASSACHUSETTS  02107

             (Name and address of agent for service)

        The Commission is requested to mail signed copies of all orders, notices and communications to:

                    ARTHUR I. ANDERSON, P.C.
                     McDermott, Will & Emery
                         75 State Street
                        Boston, MA  02109

     The Applicants' application-declaration on Form U-1 dated December 8, 1995 is hereby amended as set forth below.

1.   Item 2 is hereby amended and restated in its entirety as set forth below:
Item 2.   Fees, Commissions and Expenses.

     The estimated fees, commissions and expenses to be paid or incurred directly or indirectly in connection with the proposed transactions are estimated as follows:

     Legal Fees                              $10,000
     Miscellaneous                           $ 2,000

     TOTAL                                   $12,000


2.   Item 6 is hereby amended and restated in its entirety, as follows:

ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS  (* filed herewith)
(**confidential treatment requested)

     (a)  Exhibits.

          *Exhibit A-1        Form of Certificate of Formation of
                              [WESTAR/COGENEX] L.L.C.

         **Exhibit B-1        Letter Agreement between EUA Cogenex Corporation
                              and Westar Business Services dated November 15,
                              1995 (previously filed)

         **Exhibit B-2        Form of Limited Liability Company Operating
                              Agreement

          *Exhibit F-1        Opinion of McDermott, Will & Emery

           Exhibit H          Proposed Form of Notice (previously filed)


     (b) Financial Statements.

          **   b-1            Preliminary Financial Forecast (1996-2000)



                           SIGNATURES


     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.


                                   EASTERN UTILITIES ASSOCIATES


                                   By: /s/ Clifford J. Hebert, Jr.
                                       Clifford J.  Hebert, Jr.
                                       Treasurer


                                   EUA COGENEX CORPORATION


                                   By: /s/ Clifford J. Hebert, Jr.
                                       Clifford J.  Hebert, Jr.
                                       Treasurer



Dated:  February 5, 1996